LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

December 31, 2010

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

Re: Oracle Family of Funds ("Trust")

File Nos. 333-168120, 811- 22423

Pre-Effective Amendment #2

Dear Mr. Hallock:

Kindly accept this letter in response to your correspondence dated October 19, 2010 and our subsequent telephone conversations, wherein you made several additional comments and suggestions relating to the above referenced registrant’s N1-A filing.  As suggested, I have appended our responses to your additional comments to my prior correspondence December 8, 2010 herein, which begin on page #14.

As was previously requested our client desires an effective of December 31, 2010.  Further, during our most recent conversation it was noted that the December 13, 2010 filing was captioned Pre-Effective Amendment #2 and that filing should have been captioned Pre-Effective Amendment #1.  Accordingly, the accompanying filing has been properly captioned Pre-Effective #2.

Comments relating to your letter of October 19, 2010

Preliminary Concerns:

Your review concluded that the only difference between two classes of Fund shares, Classes I (Institutional) and NL (No Load), appeared to be a difference of 15 basis points in their total expenses after fee waivers or reimbursements.  You further asked that additional information be provided in the prospectus (under the heading "Shareholder Information — Choosing a Share Class," and elsewhere, as appropriate) to describe and distinguish the main features of Class I and Class NL shares so investors will be able to make a fully informed decision when selecting a suitable class of shares. See Item 12(c) of Form N-1A.  Finally, you asked that the Fund submit a letter in the form of EDGAR correspondence that discusses the applicability of Rule 18f(3) under the 1940 Act to such a multi-class structure, along with cites to other open-end funds deemed relevant precedent. Alternatively, if you prefer, Class NL shares may be omitted from the next amendment to the registration statement.

Response:

The sponsor has modified the class structure to eliminate both the Class C shares and the Class Nl shares.  Accordingly, the fund will only offer Class A and Class I Shares. The Class A shares will remain the same as described in the previously filed N1-A filing and the Class I shares will also remain the same except that the minimum investment has been reduced to $2,500.00

Comments on Classes I and NL

Response:

See response to the previous comment.

Prospectus - Summary Section

Fees and Expenses of the Fund

1.

Please add the expense data omitted from the fee table and example in an amended registration.

Response:

The expense data has been added.

2.

The parenthetical after the line item captioned "Maximum Deferred Sales Charge" needs to be reworded to correct an apparent typographical error. We also note that the revised parenthetical should comply with applicable requirements of Item 3, Instr. 2(a)(i).

Response:

The line "Maximum Deferred Sales Charge" has been revised to read "Maximum Deferred Sales Charge (Load)".  While the accompanying parenthetical has been revised to read as follows: (as a percentage of the amount on shares redeemed within 12 months of purchase)

3.

Please delete the line item in the fee table captioned "Maximum Level Sales Charge (Load)." Although it is not entirely clear, it would seem from the subsequent description of Class A shares in the prospectus, in footnote 5 to the table under the heading "Shareholder Information — Sales Charge on Class A Shares," that this "level sales charge" should be redesignated as a deferred sales charge and, as such, included in the fee table for Class A. In addition, please revise the description of Class A shares in this section to correctly designate the level sales charge as a deferred sales charge. Finally, please reconcile the statement in footnote 5 to the table that the level sales charge applies to investments of $500,000 redeemed within 12 months of purchase with (1) the location of footnote 5 in the table in the line relating to investments of $1 million or more (not $500,000) and (2) the statement under the heading "Sales Charge Reductions and Waivers — Level Sales Charge and CDSC Waivers" that the level sales charge (to be replaced with an appropriate reference to a deferred charge) applies to purchases of $1 million.

Response:

The line item in the fee table captioned "Maximum Level Sales Charge (Load) has been deleted as you have requested.  Further, as reflected in footnote 5 to the table under the heading "Shareholder Information — Sales Charge on Class A Shares," the "level sales charge" has been redesignated as a deferred sales charge in the fee table for Class A.  Further, the description of Class A shares in this section has been amended to correctly designate the level sales charge as a deferred sales charge.  Finally, the statement in footnote 5 to the table that indicates that the level sales charge applies to investments of $500,000 redeemed within 12 months of purchase has been amended to relate to investments of $1 million or more.  Accordingly,  the statement under the heading "Sales Charge Reductions and Waivers — Level Sales Charge and CDSC Waivers" that the level sales charge applies to purchases of $1 million is now reconciled.

4.

The fee table states that a redemption fee of .50% will be imposed on the shares of any class that are redeemed within 30 days of purchase. Please reconcile this statement with the subsequent statement in the prospectus, under "Short Term Trading and Redemption Fees," that the Fund will charge a redemption fee of 1% (not .50%) on the redemption of shares held for 180 days (not 30 days) or less.

Response:

The section entitled “Short Term Trading and Redemption Fees” has been amended to reflect that the Fund will assess a .50% fee on the redemption or exchange of Fund shares within 30 days or less.

5.

Please delete footnote 1 to the fee table because the table shows 12b-1 fees which may be paid by Classes A and C of the Fund.

Response:

Deleted.

6.

Because the Fund is new and has no operating history, the reference to "Financial Highlights" in footnote 2 should be deleted.

Response:

Deleted.

7.

Please define the terms "Advisor," "Management Services Agreement" and "Management" referred to in footnote 4. In this connection, we are uncertain of the implications of the statement that "Management" may terminate the "Management Services Agreement" on 60 days written notice. This statement in footnote 4 seems to imply that the Fund's expense reimbursement and fee waiver arrangements may be terminated within a year after the effective date of the registration statement at the sole discretion of a party other than the Fund's Board of Trustees. If so, the line item "Fee Waiver/Expense Reimbursement" would be inconsistent with the requirements of Instruction 3(c) of Item 3, and the last two lines of the table should be deleted. If not, footnote 3 needs to be revised to make fully clear that the expense reimbursement or waiver arrangements will reduce the Fund's operating expenses for at least one year after its registration statement becomes effective and may only be terminated by the Fund's Trustees.

Response:

The footnote has been revised as suggested to the following language:

The Advisor contractually has agreed to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as Fees and Expenses of Acquired Funds), do not exceed 0.95%  relative to Class A, and 0.70%  relative to Class I of the Fund’s average daily net assets.  The contractual agreement is in place through December 31, 2011, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  Each waiver or reimbursement by the advisor is subject to repayment by the Fund within three years after the date the expense was incurred, so long as the reimbursement does not cause the Fund’s operating expenses to exceed the applicable expense cap. The Advisor has also entered into a Management Services Agreement which is separate from the operating expense limitation agreement, an sin place through December 31, 2011, that may by terminated without the payment of the penalty, by the Fund’s Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund, upon sixty (60) days written notice.  The Advisor may also terminate the Management Services Agreement upon sixty (60) days written notice to the Fund, without penalty.

8.

Please cite relevant authority to justify the procedure mentioned in footnote 4 whereby recovery of waivers or reimbursements might be made within three fiscal years after the fiscal year in which the particular expense was incurred, rather than within three years after the date the expense was incurred.

Response:

The disclosure has been revised as set forth in #7 above.

9.

Please update the 3 three year figures in the Expense Example to take into consideration the lapse of the fee waiver provided by the Advisor.

Response:

The figures have been revised accordingly.

Principal Investment Strategies

10.

Please include some additional information in this section to briefly describe the specific principal strategies the Adviser expects to use to achieve the Fund's investment objective of protecting "investment principal."

Response:

The Advisor has revised its investment objective to eliminate the phrase “protection of principal” thereby revising the investment objective to “long term capital appreciation”.   He has also added the phrase “while secondarily striving for income

11.

Please revise this section to make it clear that the Fund will only invest in other investment companies and ETFs that invest in equity securities, if that is the intent. If not, please revise, as appropriate, the statement in the prospectus quoted above, immediately preceding Comment 9.

Response:

The language has been revised to read as follows.

Principal Investment Strategies. To achieve its investment objective, the Fund will invest primarily in equity securities, including both common and preferred stocks, and shares of other investment companies and exchange traded funds (“ETFs”) that invest in equity securities.  The Fund may invest up to 50% of its net assets in derivative instruments (options, futures contracts and options on futures contracts).  The Fund may invest in companies of any size.  The Fund may invest up to 25% of its net assets in U.S. Government or U.S. agency obligations.  Additionally, the Fund may have up to 25% of its net assets invested directly or indirectly in foreign securities, including investments in emerging markets.

The Fund may invest up to 25% of its net assets in debt securities of varying maturities and durations, and including debt securities that fall below investment grade debt (securities rated below BBB by Standard & Poor’s Ratings Services (“S&P”) or below Baa by Moody’s Investors Service, Inc. (“Moody’s”)) — commonly referred to as “junk bonds” or “high yield bonds.”  However, the Fund will not invest in debt securities rated below D by S&P or Moody’s.

The Adviser selects investments for the Fund using a bottom-up approach that seeks to identify companies that the Adviser believes are undervalued and are likely to experience a rebound in earnings due to an event or series of events that creates a price to earnings expansion that leads to higher stock price valuations.  Securities in the Fund’s portfolio are weighted according to the Adviser’s projected return expectations.  The Adviser’s disciplined investment process seeks to yield a portfolio that is amply diversified across a wide spectrum of economic classifications and sectors.  In general, the Adviser may sell an investment when it reaches its target price, when the position grows too large, when the company's financial position or outlook deteriorates, when an anticipated business catalyst for the investment does not materialize as expected, or to make room in the Fund for a more attractive investment.

12.

This section needs to be substantially revised to clarify the somewhat confusing and conflicting statements that the Fund will invest "primarily" in equity securities, and also may invest up to 75% of its net assets in derivative instruments; 75% of its net assets in U.S. Government or agency securities; 100% of its net assets in foreign securities, including emerging markets; and 100% of its net assets in junk bonds.

Response:

The language has been revised as set forth in Response to #11.

13.

The prospectus mentions the Fund's derivative investments without elaboration. Please describe these investments in more specific detail and briefly explain how they will be used to help achieve the Fund's investment objective. For further guidance, please see the Division's letter dated July 30, 2010, to the Investment Company Institute setting forth the staff's views on derivative-related disclosure.

Response:

The sponsor will not be investing in futures and futures contracts and other derivatives other then options.  The sponsor has added additional language relative to the Fund’s use of options which is provided in response #16 and has been included in the Prospectus.

14.

The prospectus states that the Fund will not invest in debt securities rated below D by S&P or Moody's, Is there a rating below D?

Response:

A rating below D is that of “NR”.  Such a rating indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Principal Risks

15.

Please revise this section to relate more specifically to the principal risks of investing in the particular types of securities in which the Fund expects to principally invest and risks which the Fund's particular portfolio of investments is expected to be subject. For example, since convertible securities are not included as a type of security in which the Fund expects to invest principally, does the Fund consider such investments to be a principal risk?

Response:

The Principal risk disclosure has been revised to read as follows:

Management Risk.  Risk that the Adviser’s investment strategies for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.

General Market Risk.  Risk that the value of the Fund’s shares will fluctuate based on the performance of the Fund’s investments and other factors affecting the securities markets generally.

Equity Market Risk.  Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change.  Preferred stocks are subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.

Shares of Other Investment Companies and ETFs Risk.  You will indirectly bear fees and expenses charged by the underlying funds in which the Fund may invest in addition to the Fund’s direct fees and expenses and, as a result, your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying fund shares.  Investments in ETFs bear the risk that the market price of the ETF’s shares may trade at a discount to their net asset value (“NAV”) or that an active trading market for an ETF’s shares may not develop or be maintained.

Convertible Securities Risk.  The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.

Mid-Cap Company Risk.  The risk that the mid-cap companies in which the Fund may invest may be more vulnerable to adverse business or economic events than larger, more established companies.  In particular, these mid-sized companies may pose additional risks, including liquidity risk, because these companies tend to have limited product lines, markets and financial resources, and may depend upon a relatively small management group.  Therefore, mid-cap stocks may be more volatile than those of larger companies.

Small-and Micro-Cap Company Risk.  The risk that the securities of small-cap and micro-cap companies may be more volatile and less liquid than the securities of companies with larger market capitalizations.  These small-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large- or mid-cap companies, and, therefore, their securities tend to be more volatile than the securities of larger, more established companies.

Foreign Securities and Emerging Markets Risks.  Investing in foreign securities includes risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices, including fluctuations in foreign currencies.  Countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.

Debt Securities Risks.  Interest rates may go up resulting in a decrease in the value of the debt securities held by the Fund.  Investments in debt securities include credit risk, which is the risk that an issuer will not make timely payments of principal and interest.  There is also the risk that a bond issuer may “call,” or repay, its high yielding bonds before their maturity dates.  Debt securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment.  Limited trading opportunities for certain debt securities may make it more difficult to sell or buy a security at a favorable price or time.

Junk Bonds Risk.  Investments in junk bonds involve a greater risk of default and are subject to a substantially higher degree of credit risk or price changes than other types of debt securities.

U.S. Government and U.S. Agency Obligations Risk.  The risk that there can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) who issue or guarantee certain securities where it is not obligated to do so.

Options and Futures Risk.  Options and futures may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed.  In addition, the value of an option or future may not correlate perfectly to the underlying securities index or overall securities markets.

Tax Risk. Transactions in options and futures contracts may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund, which may result in adverse tax consequences for the Fund’s shareholders.

16.

Please revise the lengthy and overly general disclosure about the risks of investing in other investment companies and ETFs to focus on the particular risks of the specific investments in these securities the Fund expects to make. For example, if the Fund does not expect to invest or invest principally in ETFs with high leverage ratios, the reference to that kind of ETF should be deleted,

Response:

The Shares of Other Investment Companies and ETFs Risk disclosure has been revised to read as follows:

Shares of Other Investment Companies and ETFs Risk.  You will indirectly bear fees and expenses charged by the underlying funds in which the Fund may invest in addition to the Fund’s direct fees and expenses and, as a result, your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying fund shares.  Investments in ETFs bear the risk that the market price of the ETF’s shares may trade at a discount to their net asset value (“NAV”) or that an active trading market for an ETF’s shares may not develop or be maintained.

17.

Please revise the information about options and futures risk to reflect the risks associated with the specific options and futures investments in which the Fund expects to invest principally or which is expected to be a risk to the Fund's portfolio.

Response:

The “Options and Other Strategies” sub-section under the “Principal Risks” section has been revised to the following language”

Options and Other Strategies

General.  The Fund may use certain options (both traded on an exchange and over-the-counter (“OTC”)) ( “Derivative Instruments”) as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure of the Fund’s position, to create a synthetic money market position, for certain tax-related purposes and to effect closing transactions.

The use of Derivative Instruments is subject to applicable regulations of the SEC and the several exchanges upon which they are traded. In addition, the Fund’s ability to use Derivative Instruments will be limited by tax considerations.   In addition to the instruments, strategies and risks described below and in the Prospectus, the Fund’s Adviser may discover additional opportunities in connection with Derivative Instruments and other similar or related techniques.  These new opportunities may become available as the Adviser develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new Derivative Instruments or other techniques are developed.  The Adviser may utilize these opportunities to the extent that they are consistent with the Fund’s investment objective and permitted by the Fund’s investment limitations and applicable regulatory authorities.  The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

Special Risks.  The use of Derivative Instruments involves special considerations and risks, certain of which are described below.  Risks pertaining to particular Derivative Instruments are described in the sections that follow.

(1)           Successful use of most Derivative Instruments depends upon the Adviser’s ability to predict movements of the overall securities markets, which requires different skills than predicting changes in the prices of individual securities.  .  Due to the possibility of distortion, a correct forecast of stock market trends by the Adviser may still not result in a successful transaction.  The Adviser may be incorrect in its expectations as to the extent of market movements or the time span within which the movements take place, which, thus, may result in the strategy being unsuccessful.

(2)           Options prices can diverge from the prices of their underlying instruments.  Options prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument and the time remaining until expiration of the contract, which may not affect security prices the same way.  Imperfect or no correlation also may result from differing levels of demand in the options markets and the securities markets, from structural differences in how options and securities are traded, and from imposition of daily price fluctuation limits or trading halts.

(3)           As described below, the Fund might be required to maintain assets as “cover,” maintain segregated accounts or make margin payments when it takes positions in Derivative Instruments involving obligations to third parties (e.g., Financial Instruments other than purchased options).  If the Fund were unable to close out its positions in such Financial Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured.  These requirements might impair the Fund’s ability to sell a portfolio security or make an investment when it would otherwise be favorable to do so or require that the Fund sell a portfolio security at a disadvantageous time.  The Fund’s ability to close out a position in a Derivative Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (the “counter-party”) to enter into a transaction closing out the position.  Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the Fund.

(4)   Losses may arise due to unanticipated market price movements, lack of a liquid secondary market for any particular instrument at a particular time or due to losses from premiums paid by the Fund on options transactions.

Cover.  Transactions using Derivative Instruments, other than purchased options, expose the Fund to an obligation to another party.  The Fund will not enter into any such transactions unless it owns either (1) an offsetting (“covered”) position in securities or other options or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above.  The Fund will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with its custodian, Huntington National Bank.(the “Custodian”), or another approved custodian, in the prescribed amount as determined daily.

Assets used as cover or held in an account cannot be sold while the position in the corresponding Derivative Instrument is open, unless they are replaced with other appropriate assets.  As a result, the commitment of a large portion of the Fund’s assets to cover accounts could impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations.

Options.  The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment and general market conditions.  Options that expire unexercised have no value.  Options currently are traded on the Chicago Board Options Exchange (“CBOE”), the American Stock and Options Exchange (“AMEX”) and other exchanges, as well as the OTC markets.

By buying a call option on a security, the Fund has the right, in return for the premium paid, to buy the security underlying the option at the exercise price.  By writing (selling) a call option and receiving a premium, the Fund becomes obligated during the term of the option to deliver securities underlying the option at the exercise price if the option is exercised.  By buying a put option, the Fund has the right, in return for the premium, to sell the security underlying the option at the exercise price.  By writing a put option, the Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price.

Because options premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

The Fund may effectively terminate its right or obligation under an option by entering into a closing transaction.  For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option. This is known as a closing purchase transaction.  Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option. This is known as a closing sale transaction.  Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

Risks of Options on Securities.  Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed that, in effect, guarantees completion of every exchange-traded option transaction.  In contrast, OTC options are contracts between the Fund and its counter-party (usually a securities dealer or a bank) with no clearing organization guarantee.  Thus, when the Fund purchases an OTC option, it relies on the counter-party from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option.  Failure by the counter-party to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction.

The Fund’s ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market.  However, there can be no assurance that such a market will exist at any particular time.  Closing transactions can be made for OTC options only by negotiating directly with the counter-party or by a transaction in the secondary market if any such market exists.  There can be no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration.  In the event of insolvency of the counter-party, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

If the Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit.  The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

Options on Indices.  An index fluctuates with changes in the market values of the securities included in the index.  Options on indices give the holder the right to receive an amount of cash upon exercise of the option.  Receipt of this cash amount will depend upon the closing level of the index upon which the option is based being greater than (in the case of a call) or less than (in the case of put) the exercise price of the option.  Some stock index options are based on a broad market index such as the S&P 500 Index, the NYSE Composite Index or the AMEX Major Market Index or on a narrower index such as the Philadelphia Stock Exchange Over-the-Counter Index.

Each of the exchanges has established limitations governing the maximum number of call or put options on the same index that may be bought or written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different exchanges or are held or written on one or more accounts or through one or more brokers).  Under these limitations, option positions of all investment companies advised by the Adviser are combined for purposes of these limits.  Pursuant to these limitations, an exchange may order the liquidation of positions and may impose other sanctions or restrictions.  These position limits may restrict the number of listed options that the Fund may buy or sell.

Puts and calls on indices are similar to puts and calls on securities futures except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities.  When the Fund writes a call on an index, it receives a premium and agrees that, prior to the expiration date, the purchaser of the call, upon exercise of the call, will receive from the Fund an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call.  The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple (“multiplier”), which determines the total value for each point of such difference.  When the Fund buys a call on an index, it pays a premium and has the same rights to such call as are indicated above.  When the Fund buys a put on an index, it pays a premium and has the right, prior to the expiration date, to require the seller of the put, upon the Fund’s exercise of the put, to deliver to the Fund an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier, as described above for calls.  When the Fund writes a put on an index, it receives a premium and the purchaser of the put has the right, prior to the expiration date, to require the Fund to deliver to it an amount of cash equal to the difference between the closing level of the index and the exercise price times the multiplier if the closing level is less than the exercise price.

Risks of Options on Indices.  If the Fund has purchased an index option and exercises it before the closing index value for that day is available, it runs the risk that the level of the underlying index may subsequently change.  If such a change causes the exercised option to fall out-of-the-money, the Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.

OTC Options.  Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract.  While this type of arrangement allows the Fund great flexibility to tailor the option to its needs, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.

Combined Positions.  The Fund may purchase and write options in combination with each other.  For example, the Fund may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract.  Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase.  Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Under the supervision of the Board of Trustees, the Fund will determine whether investments in options s are illiquid.  The Fund is restricted to investing no more than 15% of its total assets in securities that are illiquid; that is, not readily

18.

The prospectus states, immediately following the side heading "Tax Risk," that certain Fund strategies, including investments in options and futures, may be subject to special tax rules. Please identify the specific strategies presenting these risks, other than strategies involving options and futures. If none of the Fund's other strategies present these risks, please revise this tax risk disclosure accordingly.

Response:

The language under the heading “Tax Risk” has been revised to read as follows:

Tax Risk. Transactions in options and futures contracts may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund, which may result in adverse tax consequences for the Fund’s shareholders.

Past Performance

18.

Please include a statement that this information provides some indication of the risks of investing in the Fund. See Item (b)(2)(i).

Response:

Past Performance.  Performance information is not available at this time because the Fund has not commenced operations as of the date of this Prospectus.  In the future the Fund will include a bar chart and table which will include such information that will provide some indication of the risks of investing in the Fund by showing the variability of performance and by comparing the Fund's performance with those of the S&P 500.  Remember, the Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance information will be available on the Fund’s website at www.oraclemutualfund.com or by calling the Fund toll-free at 1-800-494-2755.

Portfolio Managers

1.

Please note Mr. Balter's role as portfolio manager since the Fund's inception in 2010,

Response:

The disclosure has been revised to note Mr. Balter has been the portfolio manager since the inception of the Fund.

Tax Information

2.

To conform more closely with the disclosure required by Item 7, please delete the words "are taxable, and" near the beginning of this sentence.

Response:

Deleted.

Additional Comments and Responses relating to subsequent telephone conversations:

Prospectus - Summary Section

Fees and Expenses of the Fund

1.

The parenthetical after the line item captioned "Maximum Deferred Sales Charge" needs additional revisions to accommodate the charge being the lower of the original offering price or the redemption proceeds

Response:

The parenthetical to the line captioned Maximum Deferred Sales Charge (Load) has been further revised to read as follows: (as a percentage of the lower of the original offering price or the redemption proceeds on shares redeemed within 12 months of purchase).

2.   AS suggested the line entitled “Acquired Fund Fees” has been deleted as noted.  Accordingly the accompanying footnote has been deleted as well.

3.    It was requested that the last two sentences be deleted form footnote 4 of the Table, accordingly these have been deleted and the footnote disclosure reads as follows:

Response:

The Advisor contractually has agreed to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as Fees and Expenses of Acquired Funds), do not exceed 0.95%  relative to Class A, and 0.70%  relative to Class I of the Fund’s average daily net assets.  The contractual agreement is in place through December 31, 2011, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  Each waiver or reimbursement by the advisor is subject to repayment by the Fund within three years after the date the expense was incurred, so long as the reimbursement does not cause the Fund’s operating expenses to exceed the applicable expense cap.

Principal Investment Strategies.

4.  Upon further review additional questions were raised regarding the inclusion of more precise language concerning the fund’s investments in options and foreign securities.

Response:

Accordingly, the language was revised to read as follows (the underlined portions were included and the stricken portions were deleted, as discussed):

Principal Investment Strategies. To achieve its investment objective, the Fund will invest primarily in US and foreign equity securities, including both common and preferred stocks, and shares of other investment companies and exchange traded funds (“ETFs”) that invest in equity securities.  The Fund may invest up to 50% of its net assets in options for hedging purposes and income generation through covered calls.  The Fund may invest in companies of any size.  The Fund may invest up to 25% of its net assets in U.S. Government or U.S. agency obligations.  Additionally, the Fund may have up to 75% of its net assets invested directly or indirectly in foreign equity securities, including investments in emerging equity markets.

The Fund may invest up to 25% of its net assets in debt securities of varying maturities including debt securities that fall below investment grade debt (securities rated below BBB by Standard & Poor’s Ratings Services (“S&P”) or below Baa by Moody’s Investors Service, Inc. (“Moody’s”)) — commonly referred to as “junk bonds” or “high yield bonds.”  ~~However, the Fund will not invest in debt securities rated below D by S&P or Moody’s.~~

The Adviser selects investments for the Fund using a quantitative screening process which screens on a daily basis a wide universe of equity and debt securities that are subject to strict growth and valuation criteria which are proprietary in measurement.  Securities in the Fund’s portfolio are weighted according to the Adviser’s projected return expectations.  The Adviser’s disciplined investment process seeks to yield a portfolio that is amply diversified across a wide spectrum of sectors.  In general, the Adviser may sell an investment when it reaches its target price, when the position grows too large, when the company's financial position or outlook deteriorates, when an anticipated business catalyst for the investment does not materialize as expected, or to make room in the Fund for a more attractive investment.

Principal Risks.

5.  It was suggested that revisions be made to the “options” and “tax” risk disclosure.

Response:

Accordingly, the language was revised to read as follows (the underlined portions were included, as discussed):

•

Options Risk.  Options may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed.  In addition, the value of an option may not correlate perfectly to the underlying security or securities index or overall securities markets.

•

Tax Risk.  Certain of the Fund’s investment strategies involving transactions in options may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund, which may result in adverse tax consequences for the Fund’s shareholders.

Portfolio Manager

6.  It was suggested that the disclosure relating to the “portfolio manager” be revised to eliminate the table format.

Response:

Accordingly, the language was revised to read as follows:

Mr. Laurence I. Balter is the chief investment officer of the Advisor and has been the portfolio manager of the Fund since its Inception.

General Investment Policies of the Fund

7.  It was suggested that the first two paragraphs of the disclosure entitled “Options and Other Strategies” be re-positioned under this section.

  Response:

Accordingly, the language as follows was re-positioned:

Options and Other Strategies

The Fund may use certain options (both traded on an exchange and over-the-counter (“OTC”)) ( “Derivative Instruments”) as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure of the Fund’s position, to create a synthetic money market position, for certain tax-related purposes and to effect closing transactions.

The use of Derivative Instruments is subject to applicable regulations of the SEC and the several exchanges upon which they are traded. In addition, the Fund’s ability to use Derivative Instruments will be limited by tax considerations.   In addition to the instruments, strategies and risks described below and in the Prospectus, the Fund’s Adviser may discover additional opportunities in connection with Derivative Instruments and other similar or related techniques.  These new opportunities may become available as the Adviser develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new Derivative Instruments or other techniques are developed.  The Adviser may utilize these opportunities to the extent that they are consistent with the Fund’s investment objective and permitted by the Fund’s investment limitations and applicable regulatory authorities.  The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

Principal Risks

8.  It was suggested that the risk disclosure in this section be revised to shorten the tax risk disclosure.

  Response:

Accordingly, the language was revised to read as follows:

Tax Risk.   As a regulated investment company, a fund must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income” under the Internal Revenue Code of 1986, as amended.  The Fund’s transactions in options are subject to special and complex U.S. federal income tax provisions (including, in addition to the straddle tax rules described above, tax rules regarding constructive sales, wash sales and short sales) that may, among other things: (i) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income; (ii) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment; (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (iv) accelerate income recognition to the Fund, (v) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; and (vi) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited).

Shareholder Information – Choosing a share class

9.  It was inquired as to the relevancy of footnote #2 found in the corresponding table.

Response:

This footnote has been deleted.

10. It was requested that the term “indirectly” be clarified in footnote #5 relating to finder’s fees made by the Advisor

Response:

The words “or indirectly” has been deleted.

Statement of Additional Information

11.  As was discussed, disclosure with respect to Item #17 of the instructions to form N1-A relating to the qualifications of the members of the Board of Trustees has been included.

Response:

The following disclosure has been added.

Both Mr. Kirschner and Mr. Friedlander are attorneys at law.  Each has an advanced educational background and professional experiences which provide tremendous insight into the corporate governance and financial aspects of the securities industry.

12.  A question was raised relating to the disclosure defining the times upon which the fund is deemed to have received a purchase or redemption order through an Authorized Intermediary, financial institution or transfer agent. I have reviewed this disclosure with the transfer agent and believe it to be accurate.

Thank you for your kind attention to this matter.  Should you have any questions, please contact me.  We would greatly appreciate your prompt attention to this response.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks

Encl (s).